EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

EXPRESSED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of material uncertainties that raise substantial doubt about Gold Standard Ventures Corp.'s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 31, 2015

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2014
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2014	2013
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	494,878	1,221,192
Receivables	30,237	15,248
Prepaid expenses (Note 4)	176,151	152,240
	701,266	1,388,680

Property and equipment (Note 5)	7,816	25,273

Exploration and evaluation assets (Note 6)	67,312,235	53,089,035

Reclamation bonds (Note 7)	654,637	468,298

	68,675,954	54,971,286

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	2,236,845	1,933,958
Note payable (Note 6)	2,500,000	-
	4,736,845	1,933,958

Shareholders' equity
Capital stock (Note 9)	86,500,845	65,327,042
Reserves (Note 9)	6,279,765	4,843,150
Deficit	(28,841,501)	(17,132,864)
	63,939,109	53,037,328

	68,675,954	54,971,286

Nature and Continuance of Operations (Note 1), Commitments (Note 15), Subsequent Events (Note 16)

These consolidated financial statements are authorized for issuance by the Board of Directors on March 31, 2015.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2014	2013
	$	$

Expenses
Advertising and promotion	9,479	33,772
Bank charges and interest	79,528	50,609
Consulting fees	934,498	565,954
Depreciation	17,457	17,359
Foreign exchange loss	26,527	7,443
Insurance	102,237	102,839
Investor relations	231,606	99,670
Management fees	678,835	688,550
Office	238,340	172,299
Professional fees	525,813	368,168
Regulatory and shareholders service	193,814	117,922
Rent	138,386	132,652
Reversal of payables	(202,893)	-
Share-based compensation (Note 9)	1,436,615	1,194,056
Travel and related	639,322	377,957
Wages and salaries	681,507	334,352

	(5,731,071)	(4,263,602)

Write down of exploration and evaluation assets (Note 6)	(5,988,249)	(133,189)
Gain on debt settlement (Note 9)	10,249	-
Interest income	434	38,832

Loss and comprehensive loss for the year	(11,708,637)	(4,357,959)

Basic and diluted loss per share	(0.10)	(0.05)

Weighted average number of common
shares outstanding	112,820,397	87,125,176

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December31,
	2014	2013
	$	$
Cash flows used in operating activities
Net loss for the year	(11,708,637)	(4,357,959)
Items not affecting cash and cash equivalents:
Depreciation	17,457	17,359
Share-based compensation	1,436,615	1,194,056
Gain on debt settlement	(10,249)	-
Unrealized foreign exchange	(84,881)	-
Write down of exploration and evaluation assets	5,988,249	133,189
Changes in non-cash working capital items
Decrease (increase) in receivables	(14,989)	87,705
(Increase) in prepaid expenses	(23,911)	(66,292)
Increase (decrease) in accounts payable and accrued liabilities	(126,345)	401,357
	(4,526,691)	(2,590,585)

Cash flows used in investing activities
Reclamation bonds	(101,458)	(167,640)
Acquisition of property and equipment	-	(980)
Exploration and evaluation assets expenditures	(12,330,080)	(11,362,879)
	(12,431,538)	(11,531,499)

Cash flows from financing activities
Proceeds from share issuances	17,822,143	5,000,000
Share issuance costs	(1,590,228)	(442,482)
	16,231,915	4,557,518

Net change in cash and cash equivalents	(726,314)	(9,564,566)

Cash and cash equivalents, beginning of year	1,221,192	10,785,758

Cash and cash equivalents, end of year	494,878	1,221,192

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at year end	1,827,417	1,253,548
Reclassification of expired warrants from reserves to share capital	-	667,008
Shares issued for exploration and evaluation assets	4,807,500	-
Shares issued for debt settlement	134,388	-
Promissory note issued for exploration and evaluation assets	2,500,000	-

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Shares Issued	Capital Stock	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2012	83,820,109	60,102,516	4,316,102	(12,774,905)	51,643,713

Shares issued for cash	7,936,509	5,000,000	-	-	5,000,000
Share issuance costs	-	(442,482)	-	-	(442,482)
Warrants expired	-	667,008	(667,008)	-	-
Share-based compensation	-	-	1,194,056	-	1,194,056
Net loss for the year	-	-	-	(4,357,959)	(4,357,959)
Balance at December 31, 2013	91,756,618	65,327,042	4,843,150	(17,132,864)	53,037,328

Shares issued for cash	25,038,495	17,822,143	-	-	17,822,143
Shares issued for exploration and evaluation assets	6,750,000	4,807,500	-	-	4,807,500
Shares issued for debt settlement	194,765	134,388	-	-	134,388
Share issuance costs	-	(1,590,228)	-	-	(1,590,228)
Share-based compensation	-	-	1,436,615	-	1,436,615
Net loss for the year	-	-	-	(11,708,637)	(11,708,637)
Balance at December 31, 2014	123,739,878	86,500,845	6,279,765	(28,841,501)	63,939,109

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV. On June 12, 2012, the Company began to trade on the NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2014, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.  Subsequent to December 31, 2014, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 per share for gross proceeds of US$8,945,040 (Note 16).

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of presentation
These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Cash and cash equivalents
The Company considers all highly liquid instruments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value to be cash equivalents.

Exploration and evaluation assets
Pre-exploration costs are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained.  When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.  Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at December 31, 2014 and 2013, there were no significant restoration and environmental obligations.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Share-based compensation
The Company operates an employee stock option plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to reserves.  The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash and cash equivalents as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and reclamation bonds as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in the statements of comprehensive loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable and accrued liabilities and note payable.

As at December 31, 2014, the Company does not have any derivative financial assets and liabilities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line method to write off the cost of the assets.  The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	Remaining lease term

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Impairment of non-financial assets
The carrying amount of the Company’s assets (which include property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 16,953,248 (2013 – 5,975,000).

Standards issued or amended but not yet effective
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2014 and have not been applied in preparing these consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s consolidated financial statements for the year ending December 31, 2015 or later:

•
IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is tentatively effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect any effect on the Company’s consolidated financial statements.

NOTE 3 – Cash and Cash Equivalents

	December 31, 2014	December 31, 2013
	$	$
Cash at bank	482,334	906,310
Cash held in lawyers’ trust account	12,544	22,587
Cash equivalents	-	292,295

	494,878	1,221,192

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 4 – Prepaid Expenses

	December 31, 2014	December 31, 2013
	$	$
Prepaid expenses	163,863	139,952
Deposits	12,288	12,288

	176,151	152,240

NOTE 5 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2013 and December 31, 2014	65,275	22,008	87,283
Depreciation:
At December 31, 2013	45,695	16,315	62,010
Charge for the year	13,056	4,401	17,457
At December 31, 2014	58,751	20,716	79,467
Net book value:
At December 31, 2013	19,580	5,693	25,273
At December 31, 2014	6,524	1,292	7,816

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2012	65,275	21,028	86,303
Additions	-	980	980
At December 31, 2013	65,275	22,008	87,283
Depreciation:
At December 31, 2012	32,639	12,012	44,651
Charge for the year	13,056	4,303	17,359
At December 31, 2013	45,695	16,315	62,010
Net book value:
At December 31, 2012	32,636	9,016	41,652
At December 31, 2013	19,580	5,693	25,273

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$

Balance as at December 31, 2012	3,055,492	36,230,365	2,879,738	42,165,595

Exploration expenses
Claim maintenance fees	124,125	106,142	45,034	275,301
Consulting	35,501	1,050,270	25,093	1,110,864
Data analysis	-	92,446	287	92,733
Drilling	-	6,562,450	-	6,562,450
Equipment rental	-	64,175	-	64,175
Geological	11,597	55,898	28,214	95,709
Lease payments	181,463	497,621	62,316	741,400
Sampling and processing	8,766	682,675	-	691,441
Site development	-	505,351	-	505,351
Supplies	695	826,132	-	826,827
Travel	-	90,378	-	90,378
	362,147	10,533,538	160,944	11,056,629

Write down of exploration and evaluation assets	(133,189)	-	-	(133,189)

Balance as at December 31, 2013	3,284,450	46,763,903	3,040,682	53,089,035

Property acquisition and staking costs	-	13,542,500	-	13,542,500
Exploration expenses
Claim maintenance fees	145,227	159,483	52,763	357,473
Consulting	10,752	1,111,410	10,254	1,132,416
Data analysis	-	147,524	-	147,524
Drilling	-	2,018,296	-	2,018,296
Equipment rental	-	4,150	-	4,150
Geological	42,248	385,313	22,481	450,042
Lease payments	202,298	818,920	76,229	1,097,447
Sampling and processing	440	799,251	-	799,691
Site development	-	321,993	-	321,993
Supplies	425	260,037	-	260,462
Travel	-	79,455	-	79,455
	401,390	19,648,332	161,727	20,211,449

Write down of exploration and evaluation assets	(3,318,903)	-	(2,669,346)	(5,988,249)

Balance as at December 31, 2014	366,937	66,412,235	533,063	67,312,235

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:

•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall (incurred)
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$35,000	$12,500	$25,000	$25,000	$97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500	(Paid)
2013	55,000	17,500	45,000	-	117,500	(Paid)
2014	60,000	17,500	50,000	-	127,500	(Paid subsequently)
Onward	60,000	17,500	50,000	-	127,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by a former officer and director of the Company.

In August 2013, the Company terminated the KM/RC lease agreement. As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 (US$130,000).

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(Paid)
2012	20,000	(Paid)
2013	30,000	(Paid)
2014	40,000	(Paid)
2015	50,000
2016-2020	60,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project (continued)

Each lease has an option to purchase prior to commencement of any mining activities for US$1,500,000 and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In April 2012, the Company entered into a surface use agreement with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

In July 2012, the Company entered into a mining lease agreement to lease a 100% right in certain unpatented mining claims for a period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 (paid) on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$2,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$1,000,000 in year five and a further 1% for US$2,000,000 in year eight. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$60,000 increasing to US$100,000.

In March 2014, based on an internal review of the property, the Company recorded a write-down of $1,277,189.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies.

In May 2014, and as amended in August 2014, October 2014, January 2015 and March 2015, the Company entered into a binding letter of intent (“LOI”) to sell the CVN and Camp Douglas projects to Tanqueray Exploration Ltd. (“Tanqueray”) for total consideration of $900,000 consisting of a cash payment of $300,000 and 12,000,000 common shares of Tanqueray at a deemed price of $0.05 per share. The closing is expected to occur on or about May 31, 2015, subject to certain conditions, including the satisfaction of respective due diligence investigations, Tanqueray raising $1.5 million, acceptance of the TSX-V and, where applicable, approval by Tanqueray’s shareholders. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,041,714.

Railroad-Pinion Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:

a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

To acquire the interest in the Railroad property, the Company must:

•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040	(Paid)
2013	78,588	(Paid)
2014	78,588	(Paid)
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1,000,000 in year five and a further 2% for US$3,000,000 in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In April 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date (incurred) and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2,500,000 as follows:

Year
2013	US$100,000	(Incurred)
2014	200,000	(Incurred)
2015	450,000
2016	750,000
2017	1,000,000

Beginning in 2018, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$63,522	(Paid)
2012	72,236	(Paid)
2013	72,236	(Paid)
2014	84,940	(Paid)
2015	86,683
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$53,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

During the year ended December 31, 2014, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties. The amendments resulted in additional lease payments totalling US$17,235. In addition to the lease payments, the Company paid or accrued total signing bonuses of US$120,600 with respect to the signing of the leases.

In October 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$15,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement. The annual lease payments increase by 5% each year.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term (incurred), US$750,000 during the second year of the lease term (incurred), and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.   The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$20,000 on the first anniversary and then increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In July 2013, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$25,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 on the first anniversary and then increasing to US$43,750 in years six to nine. The Company has the option to purchase the property for US$1,250,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$62,500 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In March 2014, the Company entered into an agreement with Scorpio Gold Corp. (“Scorpio”) to acquire a certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the south of the Company’s flagship Railroad Gold Project in Elko County, Nevada.

Total consideration consisted of:

(1)	An upfront $250,000 non-refundable deposit (paid);
(2)	A cash payment of $5,750,000 payable upon closing (paid);
(3)	Share consideration of 5,500,000 common shares of the Company payable upon closing (issued at a value of $4,070,000);
(4)
A cash payment of $2,500,000 payable one year from closing (issued a promissory note of $2,500,000 with an interest rate of 3% per annum secured by the Pinion Gold Deposit. The promissory note was subsequently repaid in March 2015;

(5)
Upon delivering a NI 43-101-compliant resource exceeding 1 million ounces of gold at the Pinion Gold Deposit, the Company will issue to Scorpio a further 1,250,000 common shares (issued at a value of $737,500) (Note 9);

(6)
Additional cash consideration of $1,500,000 to $3,000,000 will be payable by the Company if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In conjunction with the acquisition of the Pinion Gold Deposit, the Company paid $75,000 for an exclusive dealing agreement with Scorpio and an advisory fee of $160,000.

The Pinion Gold Deposit is subject to five underlying lease agreements which require total annual lease payments of US$47,931 in 2014 and then increasing to $49,090 in 2017.

The Pinion Gold Deposit is subject to a maximum of 5% NSR pursuant to various underlying lease agreements and royalty agreements.

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$50,000 upon execution of the agreement and is required to make annual lease payments of US$30,000 on the first anniversary and then increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at December 31, 2014, the Company had paid US$280,000 in lease payments and fulfilled the accumulated work commitment of US$900,000 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000. The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

In March 2014, based on an internal review of the property, the Company recorded a write-down of $124,263.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies.

Pursuant to the LOI with Tanqueray, the Company is working toward the sale of the CVN and Camp Douglas projects to Tanqueray for total consideration of $900,000. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,545,083.

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds of $654,637 (US$564,293) (December 31, 2013 - $468,298 (US$473,406)).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 8 – Accounts Payable and Accrued Liabilities

	December 31, 2014	December 31, 2013
	$	$
Accounts payable	1,911,980	1,567,417
Accrued liabilities	324,865	366,541

	2,236,845	1,933,958

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In August 2013, the Company closed a public offering whereby 7,936,509 shares at $0.63 per share were issued for proceeds of $4,557,518 net of cash commissions and expenses of $442,482.

In March 2014, the Company completed a public offering of 15,188,495 units at a price of $0.72 per unit for proceeds of $10,163,460 net of cash commission and expenses of $772,256. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. The Company issued 7,594,248 warrants exercisable at $1.00 per share for a period of two years.

In March 2014, the Company issued 5,500,000 common shares at a value of $4,070,000 to Scorpio pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

In August 2014, the Company closed a public offering whereby 9,850,000 shares at US$0.64 (equivalent to $0.6991) per share were issued for proceeds of $6,068,455 net of cash commissions and expenses of $817,972.

In October 2014, the Company issued 194,765 common shares at a value of $134,388 to settle the balance of a resignation payment of $144,637 due to a former director and officer, resulting in a gain of $10,249.

In November 2014, the Company issued 1,250,000 common shares of the Company at a value of $737,500 to Scorpio pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

Share Purchase Warrants

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2012	780,526	0.95
Expired	(780,526)	0.95
Outstanding at December 31, 2013	-	-
Issued	7,594,248	1.00
Outstanding at December 31, 2014	7,594,248	1.00

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of the share purchase warrants outstanding and exercisable at December 31, 2014 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
1.00	7,594,248	*	March 4, 2016

* These warrants are subject to an acceleration clause whereby if the closing price of the Company’s shares is equal to or exceeds $1.35 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice.

Stock Options

On September 9, 2014, the shareholders of the Company approved the Company’s Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In March 2013, the Company granted 50,000 stock options for a period of five years, valued at $0.89 per option for a total value of $44,557 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 132%.

In May 2013, the Company granted 1,705,000 stock options for a period of five years, valued at $0.67 per option for a total value of $1,149,499 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 140%.

In March 2014, the Company granted 2,179,000 stock options for a period of four years, valued at $0.64 per option for a total value of $888,226 calculated using the Black-Scholes option pricing model assuming a life expectancy of four years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 78%.

In June 2014, the Company granted 125,000 stock options for a period of five years, valued at $0.66 per option for a total value of $56,842 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.57%, a forfeiture rate of 0%, and volatility of 80%.

In September 2014, the Company granted 1,080,000 stock options for a period of five years, valued at $0.68 per option for a total value of $491,547 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.70%, a forfeiture rate of 0%, and volatility of 78%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2012	4,220,000	1.01
Granted	1,755,000	0.77
Outstanding at December 31, 2013	5,975,000	0.94
Granted	3,384,000	0.78
Outstanding at December 31, 2014	9,359,000	0.88

A summary of the stock options outstanding and exercisable at December 31, 2014 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.65	1,305,000	1,305,000	July 13, 2015
0.82	200,000	200,000	October 6, 2015
0.71	700,000	700,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
1.16	715,000	715,000	February 2, 2017
1.82	150,000	150,000	March 29, 2017
2.73	25,000	25,000	June 1, 2017
1.68	50,000	50,000	August 30, 2017
1.68	20,000	20,000	September 4, 2017
1.81	150,000	150,000	September 5, 2017
1.03	50,000	50,000	March 1, 2018
0.79	2,179,000	2,179,000	March 17, 2018
0.76	1,705,000	1,705,000	May 23, 2018
0.71	125,000	125,000	June 2, 2019
0.77	1,080,000	1,080,000	September 12, 2019
	9,359,000	9,359,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  Geographic information is as follows:

	As at December 31, 2014
	Canada	US	Total
	$	$	$
Reclamation bonds	-	654,637	654,637
Property and equipment	6,232	1,584	7,816
Exploration and evaluation assets	-	67,312,235	67,312,235
	6,232	67,968,456	67,974,688

	As at December 31, 2013
	Canada	US	Total
	$	$	$
Reclamation bonds	-	468,298	468,298
Property and equipment	20,520	4,753	25,273
Exploration and evaluation assets	-	53,089,035	53,089,035
	20,520	53,562,086	53,582,606

NOTE 11 - Related Party Transactions

During the year ended December 31, 2014, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at December 31, 2014, $63,060 (December 31, 2013 - $111,012) was included in accounts payable and accrued liabilities owing to companies controlled by directors and officers of the Company.

ii.
In May 2014, a director and officer resigned from his position. The Company agreed to pay a total resignation payment of $239,910 to this director and officer. As at December 31, 2014, $nil (December 31, 2013 - $33,000) was included in accounts payable and accrued liabilities owing to this former director and officer of the Company.

Summary of key management personnel compensation:

	For the year ended December 31,
	2014	2013
	$	$
Management fees	678,835	688,550
Exploration and evaluation assets expenditures	107,987	226,578
Wages and salaries	238,895	33,000
Share-based compensation	825,015	715,990
	1,850,732	1,664,118

In March 2011, the Company granted to a former director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

NOTE 13 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2014	2013
	$	$

Loss before income taxes	(11,708,637)	(4,357,959)

Combined federal and provincial statutory income tax rate	26.00%	25.75%

Expected income tax recovery at statutory tax rates	(3,044,000)	(1,122,000)
Impact of different statutory tax rates on earnings of subsidiaries	(843,000)	(301,000)
Non-deductible expenditures	383,000	317,000
Impact of future income tax rates applied versus current statutory rate	-	(164,000)
Share issuance costs	(413,000)	(114,000)
Change in unrecognized deductible temporary differences and others	3,917,000	1,384,000
Total	-	-

The Canadian income tax rate increased during the year due to changes in the law that increased corporate income tax rates in Canada.

Significant components of deferred tax assets that have not been recognized are as follows:

	As of December 31,
	2014	2013
	$	$

Share issuance costs	641,000	523,000
Non-capital losses	6,667,000	4,819,000
Capital assets	18,000	14,000
Exploration and evaluation assets	2,729,000	1,172,000
Total	10,055,000	6,528,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 13 – Income Taxes – (continued)

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been recognized on the statements of financial position are as follows:

	As of December 31,
	2014	Expiry dates	2013	Expiry dates
	$		$
Share issuance costs	2,467,000	2015 to 2018	2,013,000	2014 to 2017
Non-capital losses	22,051,000	2015 to 2034	16,242,000	2014 to 2033
Capital assets	67,000	No Expiry	51,000	No Expiry
Exploration and evaluation assets	10,495,000	No Expiry	4,507,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 14 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2014, the Company had a net monetary liability position of US$1,347,584. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $13,500.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and the interest rate of the note payable is fixed.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 14 - Financial Instruments and Risk Management (continued)

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments. As at December 31, 2014, the Company had a working capital deficit of $4,035,579, however, subsequent to December 31, 2014, the Company raised proceeds of US$8,945,040 (Note 16) pursuant to completion of a public offering.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 15 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee, and the term was extended to April 30, 2015. In January 2015, the Company entered into a lease amendment agreement and extended the term to April 30, 2020.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring a monthly rent payment of US$4,400.  In September 2014, the Company exercised the renewal option to extend the term for 12 months expiring August 30, 2015, incurring a monthly rent payment of US$4,635.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	70,406	43,017	113,423
Payable later than one year and not later than five years	283,232	-	283,232
Payable later than five years	24,536	-	24,536
Total	378,174	43,017	421,191

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control. During 2012, the Board of Directors approved amendments to these consulting agreements whereby the total combined payment increased to approximately $72,583 per month. In May 2014, a director and officer resigned from his position, and as such the related consulting agreement was terminated. The termination of the consulting agreement reduced the monthly required payment by $18,333.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 16 – Subsequent Events

a)	In January 2015, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 per share for gross proceeds of US$8,945,040.

b)
In February 2015, the Company granted 600,000 stock options exercisable at $0.63 per option for a period of three years and 75,000 stock options exercisable at $0.63 per option for a period of five years. The Company also cancelled 356,000 stock options at a weighted average exercise price of $1.16 per option expiring from April 5, 2016 to September 12, 2019.